VEON Announces 2024 AGM and Board Nominees Amsterdam, 24 April 2024 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, (“VEON” or the “Company”), has today announced that its Board of Directors (“Board”) has set the date for the Company’s 2024 Annual General Meeting of Shareholders (the “AGM”) for 31 May 2024. The record date for the AGM has been set for 25 April 2024. The Board and its Remuneration and Governance Committee have recommended seven individuals for appointment to the Board at the AGM, including four directors currently serving on the Board as well as nominees by statutory requisition from shareholders holding in excess of 5% of our issued share capital. The recommended nominees are Augie Fabela, Andrei Gusev, Sir Brandon Lewis, Duncan Perry, former U.S. Secretary of State Michael R. Pompeo (who currently serves as a member of the Kyivstar Supervisory Board), Michiel Soeting, and Kaan Terzioglu, the Company’s current CEO. Karen Linehan, Yaroslav Glazunov and the current Chairman of the Board Morten Lundal chose not to stand for re-election. The Board thanks them for their contributions and services to the Company. The incoming Board will elect a new Chair at the inaugural Board meeting following the upcoming AGM. Commenting on the slate of director nominees, the Chairman of the Remuneration and Governance Committee Augie Fabela stated: "We are thrilled to recommend seven exceptional individuals for appointment to the Board at the upcoming AGM, representing a diverse range of expertise and perspectives. These nominees, including both current Board members and those nominated by minority shareholders, embody the commitment to excellence and strategic vision that defines VEON. We extend our gratitude to outgoing Chairman Morten Lundal, Karen Linehan, and Yaroslav Glazunov for their invaluable contributions to the Company." The Company will lay unaudited financial statements of the Company for the financial year ended 31 December 2023 before shareholders at the AGM, but is not yet able to seek shareholder approval for the appointment of an auditor for the financial period ending 31

December 2024, due to the previously disclosed difficulties that the Company has faced in identifying a suitable auditor as a result of the material changes in the Group’s portfolio of assets over the past 12 months. The Board intends to convene a special general meeting for the laying of the audited financials and appointment of an auditor in due course. In addition to the election of Board members, the AGM agenda includes the ratification of the appointment of PricewaterhouseCoopers Accountants N.V. (“PwC”) for the audit of the Company’s consolidated financial statements for the year ended December 31, 2023 in accordance with International Standards on Auditing (the “ISA Audit”), as well as proposals to amend certain sections of the Company’s bye-laws approved by shareholders on 10 June 2021 (as amended by special resolutions passed on 29 June 2023) to correct a legacy formatting error and standardize the wording enabling the Board to convene electronic meetings of shareholders. Further details on the agenda for the AGM and the ratification of PwC for the ISA Audit, summary biographies on the slate of nominees seeking election to the Board, the proposals to amend the Company’s bye-laws and procedural matters related to the Company’s AGM and voting thereat will be made available through an official notice distributed by VEON to its registered shareholders of record prior to the meeting. About VEON VEON is a global digital operator provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology-driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward- looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events.

Contact information VEON Investor Relations Faisal Ghori ir@veon.com